United States securities and exchange commission logo





                            January 4, 2024

       Rich Berliner
       Chief Executive Officer
       Digital Locations, Inc.
       1117 State Street
       Santa Barbara, CA 93101

                                                        Re: Digital Locations,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 14,
2023
                                                            File No. 333-274849

       Dear Rich Berliner:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed December 14, 2023

       Executive Compensation, page 33

   1. Please update your executive compensation disclosure for your fiscal year ended
                                                        December 31, 2023.
Refer to Item 402 of Regulation S-K and Question 117.05,
                                                        Compliance & Disclosure
Interpretations of Regulation S-K.
 Rich Berliner
FirstName   LastNameRich Berliner
Digital Locations, Inc.
Comapany
January     NameDigital Locations, Inc.
         4, 2024
January
Page 2 4, 2024 Page 2
FirstName LastName
        Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson,
Special Counsel, at 202-551-3584 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Callie Tempest Jones